UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

Entry into Material Agreements

As of July 11, 2025, the Company has 8,307,583 class A Ordinary shares, par value $0.40 per share (“Ordinary Shares”) issued and outstanding.

As announced on June 17, 2025, the Company entered into three agreements to expand its Bitcoin treasury.

Securities Purchase Agreement

On June 16, 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain purchasers (collectively, the “Purchasers”) and Anson Investments Master Fund L.P., acting through its general partner AIMF GP LLC, as collateral agent for the Purchasers (the “Agent”). The SPA provides for the issuance and sale of securities, as further described herein, of the Company to the Purchasers, pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder.

Initial Closing. Under the terms of the SPA, on the Initial Closing Date (as defined in the SPA), the Company agreed to sell, and the Purchasers agreed to purchase, securities for an aggregate subscription amount of $27,000,000, comprising of senior secured convertible notes (“Initial Notes”), warrants (“Initial Warrants”), and ordinary shares, par value $0.40 per share (“Ordinary Shares”). The closing of the foregoing transactions is referred to as the “Initial Closing.” The obligations of the Company and the Purchasers at the Initial Closing were subject to certain customary closing conditions. The SPA also included mutual representations and warranties, covenants and indemnification provisions customary for similar transactions.

The Initial Notes mature on July 1, 2027, are convertible into Ordinary Shares at the conversion price set forth therein, subject to customary anti-dilution adjustments. The Initial Warrants are exercisable for Ordinary Shares immediately and expire five years from the date of issuance, at an exercise price set forth therein, subject to customary anti-dilution adjustments. Holders are subject to beneficial ownership limitations consistent with market practice.

The Initial Closing took place on July 1, 2025. At the Initial Closing, the parties also executed certain security agreements.

Maxim Partners LLC (“Maxim”) acted as placement agent for the transaction. At the Initial Closing, the Company issued a warrant to Maxim to purchase Ordinary Shares, on terms set forth therein, which warrant is exercisable immediately and expires five years from the date of issuance.

Additional Closing. The SPA also contemplates an optional additional closing (“Additional Closing”), pursuant to which the Company may sell, and the Purchasers may purchase, upon mutual written consent, additional securities for an aggregate subscription amount of up to $275,000,000, comprising additional Senior Secured Convertible Notes and warrants. The obligations of the Company and the Purchasers at the Additional Closing are subject to conditions similar to those for the Initial Closing, with the additional condition for the Purchasers that no Event of Default (as defined in the Notes) shall have occurred or be continuing.

Pursuant to the SPA, net proceeds from the offering are to be used exclusively for purchasing Bitcoin, are required to be deposited into a cash collateral account, and are subject to release only under specified conditions.

The notes are secured by a first-priority security interest in certain assets of the Company, including cash and Bitcoin holdings, pursuant to customary security agreements. Release of the collateral is subject to customary conditions.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, the Initial Notes and the Initial Warrants, which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

ELOC Ordinary Share Purchase Agreement

As announced on June 17, 2025, on June 16, 2025, the Company entered into an Ordinary Share Purchase Agreement (the “ELOC SPA”) with Anson Investments Master Fund LP and Anson East Master Fund LP (each a “Co-Investor” and the Co-Investors together, the “Investor”). Pursuant to the ELOC SPA, the Company may issue and sell to the Investor, from time to time, up to $200,000,000 (the “Total Commitment”) in aggregate gross purchase price of newly issued Ordinary Shares, in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D.

The Company has the right, but not the obligation, to sell shares under the ELOC SPA, subject to customary conditions, including effectiveness of a registration statement covering the resale of such shares. The Company expects to use the net proceeds from any sales under the ELOC SPA primarily to acquire additional bitcoin for its corporate treasury.

The foregoing description of the ELOC SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the ELOC SPA, which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the execution of the SPA and the ELOC SPA, on June 16, 2025, the Company and the Investors also entered into a Registration Rights Agreement to register under the Securities Act, among other things, the resale of the Shares issued pursuant to the SPA and the ELOC SPA, as well as all warrant shares and shares issued upon conversion under the SPA, as well as any capital stock issued or issuable with respect to the foregoing due to stock splits, dividends, recapitalizations, or similar events.

Pursuant to the Registration Rights Agreement, the Company is required to register the resale of such securities by filing a registration statement with the SEC within 15 days of the applicable closing date and to use its reasonable best efforts to have the registration statement declared effective by the SEC by the earlier of (i) the 45th calendar day after the closing date (or 60th day if subject to SEC full review) or (ii) the 2nd business day after SEC notification that the registration statement will not be reviewed.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.5 and incorporated herein by reference.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, completion of the reverse split and removal of the trade halt are forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: DDC’s Bitcoin strategy, performance of JV’s; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: July 11, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Securities Purchase Agreement dated June 16, 2025
10.2	Form of Initial Notes
10.3	Form of Initial Warrant
10.4	ELOC Ordinary Share Purchase Agreement dated June 16, 2025
10.5	Registration Rights Agreement dated June 16, 2025
10.6*	Security Agreement dated July 1, 2025
10.7	Subsidiary Guarantee dated July 1, 2025
10.8	Warrant dated July 1, 2025 issued to Maxim Partners LLC

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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